Delta Natural
Gas Company, Inc.

2010 Annual Report

Our Mission …

Delta will provide premier natural gasservices while having a positive impact on customers, employees and shareholders.

To Our Shareholders …

Delta’s earnings per share for fiscal 2010 improved to $1.70 compared with $1.58 the previous year. Fiscal 2009 earnings were reduced by an inventory adjustment relating to our underground storage field, and we had no such adjustment in fiscal 2010.

Our regulated gross margins declined some from 2009. Recognizing our need to adjust our rates for the future, we filed a general rate case during April, 2010 with the Kentucky Public Service Commission. This filing for increased rates, which seeks a 12% return on common equity, requests an increase of approximately $5.3 million in annual regulated revenues. Our proposed rates continue our efforts to move toward better aligning customer and Company interests by allocating a majority of the requested increase to our monthly customer charge, thus helping to lessen the dependence of revenues on volumes of gas sold. The Kentucky Public Service Commission suspended the proposed rates until October, 2010 while they review our filing.

Gas prices have stabilized some this past year at lower levels and this has resulted in more stable prices to our regulated customers. Our non-regulated segment gross margins declined this year compared to 2009 as a result of the impacts of the lower prices, but that segment continued to provide a positive contribution to our consolidated financial results in 2010.

We have continued to replace our facilities as needed and to expand our system to new customers. Our continued efforts to utilize our pipeline systems for transportation resulted in total throughput of almost 18.8 bcf for fiscal 2010.

Your Board of Directors at its August 16 meeting increased the quarterly dividend to $.34 per common share, to be paid September 15 to shareholders of record August 31. This increase of 4.6 % brings our annualized dividend to $1.36 per share, and is indicative of our optimism for Delta’s future.

It is with much sadness that we acknowledge the death of Billy Joe Hall, a wise and loyal member of our Board of Directors, on April 28, 2010. Billy Joe served faithfully and diligently on Delta’s Board of Directors for 32 years. He provided sound judgment and guidance to the Company through all that time. He is missed very much by all of us at the Company.

We continued this past year to deliver the best value possible to all our customers. A sincere thank you is extended to all of our employees for their hard work and dedication in providing excellent service to our customers and ensuring a good year for Delta in 2010.

Thank you all for your continued confidence and support as the owners of the Company. We will do our best to not disappoint you.

                  Sincerely,

                 Glenn R. Jennings
                 Chairman of the Board, President and Chief Executive Officer
                 August 17, 2010

Selected Financial Information …

For the Years Ended June 30	2010	2009	2008	2007	2006

Summary of Operations ($)

Operating revenues (a)	76,422,068	105,636,824	112,657,117	98,168,391	117,247,144

Operating income (a)(b)	12,904,494	12,793,200	15,663,736	12,968,043	12,757,507

Net income (a)(b)	5,651,817	5,210,729	6,829,628	5,298,347	5,024,635

Basic and diluted earnings per common share (a)(b)	1.70	1.58	2.08	1.62	1.55

Dividends declared per common share	1.30	1.28	1.24	1.22	1.20

Total Assets ($)	168,632,420	162,505,295	170,814,856	160,400,950	155,554,125

Capitalization ($)

Common Shareholders' equity	60,760,170	58,999,182	57,593,585	54,428,471	52,609,724

Long-term debt	57,112,000	57,599,000	58,318,000	58,625,000	58,790,000

Total capitalization	117,872,170	116,598,182	115,911,585	113,053,471	111,399,724

Short-Term Debt ($)(c)	1,200,000	4,853,103	8,028,791	5,389,918	8,246,434

Capital Expenditures	5,275,194	8,422,433	5,563,667	8,082,918	7,781,396

(a)           We implemented new regulated base rates as approved by the Kentucky Public Service Commission in October, 2007 and the rates were designed to generate additional annual revenue of $3,920,000.

(b)           We recorded a $1,350,000 non-recurring inventory adjustment at December 31, 2008 for our gas in storage, as discussed in Note 15 of the Notes to Consolidated Financial Statements.

(c)           Includes current portion of long-term debt.

Board of Directors ...

Linda K. Breathitt (a) Energy Consultant; Former Senior Energy Advisor, Thelen Reid Brown Raysman & Steiner LLP(law firm); Former Commissioner, Federal Energy Regulatory Commission, Washington, D.C.

Lanny D. Greer (a) Chairman of the Board and President, First National Financial Corporation and First National Bank (commercial banking), Manchester, Kentucky

Glenn R. Jennings (c)*  Chairman of the Board, President and Chief Executive Officer

Michael J. Kistner (a)* (c) Consultant, MJK Consulting (financial consulting), Louisville, Kentucky

Lewis N. Melton (b)* (c)   Civil Engineer, Vaughn &Melton Consulting Engineers, Inc. (consulting engineering), Middlesboro, Kentucky

Harrison D. Peet  Director Emeritus; Retired Chairman of the Board, President and Chief Executive Officer

Arthur E. Walker, Jr.  (b) President, The Walker Company (general and highway construction), Mount Sterling, Kentucky

Michael R. Whitley (b) (c) Lead Director; Retired Vice Chairman of the Board, President and Chief Operating Officer, LG & E Energy Corp. (diversified utility), Louisville, Kentucky

(a) Member of Audit Committee
(b) Member of Corporate Governance and Compensation Committee
(c) Member of Executive Committee
 *   Committee Chair

Officers …

John B. Brown
Chief Financial Officer, Treasurer and Secretary

Johnny L. Caudill
Vice President -Distribution

Glenn R. Jennings
Chairman of the Board, President and Chief Executive Officer

Brian S. Ramsey
Vice President - Transmission and Gas Supply

Corporate Information…

Shareholders’  Inquiries

Communications regarding stock transfer requirements, lost certificates, changes of address or other items may be directed to Computershare Investor Services, LLC, the Transfer Agent and Registrar.  Communications regarding dividends, the above items or any other shareholder inquiries may be directed to:  Emily P. Bennett, Director - Corporate Services, Delta Natural Gas Company, Inc., 3617 Lexington Road, Winchester, Kentucky 40391, email: ebennett@deltagas.com.

Independent registered Public Accounting firm

Deloitte & Touche LLP
Suite 1900250 East Fifth Street
Cincinnati, Ohio  45202

Trustee and Interest Paying Agent for Debentures

5.75% due 2021; 7% due 2023

The Bank of New York Trust Company, N.A.5
25 Vine Street, Suite 900
Cincinnati, OH  45202

Disbursement Agent, Transfer Agent and Registrar for Common Shares; Dividend Reinvestment and Stock Purchase Plan Administrator and Agent

Computershare Investor Services, LLC
P.O. Box 43036
Providence, RI  02940-3036
1-888-294-8217

2010 Annual Report

This annual report and the financial statements contained herein are submitted to the shareholders of the Company for their general information and not in connection with any sale or offer to sell, or solicitation of any offer to buy, any securities.

2010 Annual Meeting

The annual meeting of shareholders of the Company will be held at the General Office of the Company in Winchester, Kentucky  on November 18, 2010, at 10:00 a.m. Proxies for the annual meeting will be requested from shareholders when notice of meeting, proxy statement and form of proxy are mailed on or about October 13, 2010.

Dividend Reinvestment and Stock Purchase Plan

This plan provides shareholders of record with a convenient way to acquire additional shares of the Company’s common stock without paying brokerage fees.  Participants may reinvest their dividends and make optional cash payments to acquire additional shares.  Computershare Investor Services, LLC administers the Plan and is the agent for the participants.  For more information, inquiries may be directed to Emily P. Bennett, Director - Corporate Services, Delta Natural Gas Company, Inc., 3617 Lexington Road, Winchester, Kentucky 40391, e-mail: ebennett@deltagas.com.

Delta Natural Gas Company, Inc. is proud to sponsor Defend My Dividend, a national grassroots advocacy campaign that gives utility investors a powerful and unified voice with a single mission: to make permanent the current 15 percent dividend tax rate beyond 2010. The campaign is sponsored by various associations, organizations and companies, with the support of their members, employees, retirees and shareholders.  For more information, visit www.DefendMyDividend.org.

Delta Natural Gas Company, Inc.
3617 Lexington Road
Winchester, Kentucky 40391

Phone: 859.744.6171
Fax: 859.744.6552
www.deltagas.com